EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” included in the Proxy Statement of United Fire & Casualty Company that is made a part of Amendment No.1 to the Registration Statement (Form S-4 No. 333-174491) and related Prospectus of United Fire Group, Inc. for the registration of 75,000,000 shares of its common stock and 10,000,000 shares of its preferred stock and to the incorporation by reference therein of our reports, dated February 28, 2011, with respect to the consolidated financial statements and schedules of United Fire & Casualty Company, and the effectiveness of internal control over financial reporting of United Fire & Casualty Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
November 4, 2011